Exhibit 23 (i)

3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA  19103-2799

215.981.4000

Fax 215.981.4750

July 24, 2007

FundVantage Trust 301 Bellevue Parkway Wilmington, DE 19809

Re:	FundVantage Trust

Ladies and Gentlemen:

We have acted as counsel to FundVantage Trust, a statutory trust formed under the laws of the State of Delaware (the "Trust"), in connection with the filing with the Securities and Exchange Commission ("SEC") of Pre-Effective Amendment No. 1 to the Trust's Registration Statement on Form N-1A (File Nos. 333-141120; 811-22027) (the "Pre-Effective Amendment"), registering an indefinite number of Institutional Class and Retail Class shares of beneficial interest of each of MBIA Core Plus Fixed Income Fund, MBIA High Yield Fund, MBIA Multi-Sector Inflation Protection Fund and MBIA Municipal Bond Inflation Protection Fund, each a series of the Trust, (the "Shares") under the Securities Act of 1933, as amended (the "1933 Act").

You have requested our opinion as to the matters set forth below in connection with the filing of the Pre-Effective Amendment.  For purposes of rendering that opinion, we have examined the Pre-Effective Amendment, the Declaration of Trust and By-Laws of the Trust, and the action of the Trust that provides for the issuance of the Shares, and we have made such other investigation as we have deemed appropriate.  We have examined and relied upon certificates of public officials and, as to certain matters of fact that are material to our opinions, we have also relied on a certificate of an officer of the Trust.  In rendering our opinion, we also have made the assumptions that are customary in opinion letters of this kind.  We have not verified any of those assumptions.

Our opinion, as set forth herein, is limited to the federal laws of the United States of America and the laws of the State of Delaware that, in our experience, generally are applicable to the issuance of shares by entities such as the Trust.  We express no opinion with respect to any other laws.

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www.pepperlaw.com

FundVantage Trust

July 23, 2007

Based upon and subject to the foregoing, we are of the opinion that:

1.  The Shares to be issued pursuant to the Pre-Effective Amendment have been duly authorized for issuance by the Trust; and

2.  When issued and paid for upon the terms provided in the Pre-Effective Amendment, the Shares to be issued pursuant to the Pre-Effective Amendment will be validly issued, fully paid and nonassessable.

This opinion is rendered solely in connection with the filing of the Pre-Effective Amendment.  We hereby consent to the filing of this opinion with the SEC in connection with the Pre-Effective Amendment and to the reference to this firm in the statement of additional information that is being filed as part of the Pre-Effective Amendment.  In giving our consent we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the 1933 Act or the rules and regulations of the SEC thereunder.

Very truly yours,
/s/ Pepper Hamilton LLP
Pepper Hamilton LLP

cc:	Mr. Robert J. Christian, Chairman of the Board of Trustees Mr. Joel Weiss, President Joseph V. Del Raso, Esq.